Filed by Pilgrim’s Pride Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Gold Kist Inc. Commission File Number: 000-50925

Date: August 22, 2006

Attached is a letter regarding the stockholder proposal provided to Gold Kist Inc. that was posted on Pilgrim’s Pride Corporation’s external website on August 22, 2006.

Forward-Looking Statements:

Statements of the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the interest of Pilgrim’s Pride Corporation in acquiring Gold Kist and the expected benefits of the proposed transaction and value creation, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate its business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information:

Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they become available, because they will contain important information. Disclosure documents will be filed with the Securities and Exchange Commission by Pilgrim’s Pride Corporation and security holders may obtain a free copy of the disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim’s Pride Corporation at the SEC’s web site at http://www.sec.gov. The disclosure documents filed with the SEC by Pilgrim’s Pride Corporation may also be obtained for free by directing a request to Pilgrim’s Pride Corporation at 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686. The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from Gold Kist stockholders for use at its 2007 Annual Meeting of Stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, may be obtained at the following address: 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686, Attention: Secretary, and will be contained in the proxy statement on Schedule 14A that Pilgrim’s Pride Corporation currently intends to file with the SEC.

August 18, 2006

Mr. John Bekkers

President and Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, GA 30346

Fax No. (770) 393-5338

Mr. A.D. Frazier

Chairman of the Board

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Fax No. (727) 622-4151

Gentlemen:

We write to inform you that O.B. Goolsby, Jr., the President and Chief Executive Officer of Pilgrim’s Pride Corporation, has today delivered to the Secretary of Gold Kist Inc. (the “Company”), in conformity with the instructions (the “Instructions”) provided under the heading “Stockholder Proposals For 2007 Annual Meeting Of Stockholders” set forth in the Company’s Proxy Statement For 2006 Annual Meeting of Stockholders, a Notice of Stockholder Proposals and Director Nominations (the “Notice”).

We stress that the Notice has been delivered at this time as required by the advance notice requirement contained in the By-Laws of the Company, and that we do not wish to forgo mutually beneficial negotiations toward a goal of consummating a strategic combination. We continue to believe that a strategic combination of our two companies will result in tremendous value creation for our respective stockholders and remain optimistic that we can work together to achieve that goal. We would prefer to work together with the Company to agree to a negotiated transaction.

The proposals contained in the Notice seek, inter alia, to increase the number of directors constituting the entire Board of Directors of the Company to fifteen, and to fill the vacancies created by such increase with certain persons listed in the Notice. The Notice also contains nominations for directors to fill the vacancies created by such an increase, as well as to fill the director positions which are expiring at the Company’s 2007 annual meeting of

Mr. John Bekkers

Mr. A.D. Frazier

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, GA 30346

stockholders. We understand that because the Instructions do not reference in any way the provision in the By-Laws of the Company alluding to a 10% ownership requirement for making director nominations, the Company is no longer seeking enforcement of that provision, which, we have been informed by Delaware counsel, is in any case unenforceable under Delaware law. We would appreciate your confirmation of this understanding.

By delivery of this letter, we also inform you that we hereby withdraw the proposed confidentiality agreement, dated as of August 11, 2006.

We are available to you at any time to discuss any aspects of our earlier offer and look forward to continued conversations with you.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim
Chairman